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[UGI CORPORATION LETTERHEAD]

                                                   March 1, 2005


Mail Stop 0308

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

RE:  UGI CORPORATION
     FORM S-4 FILED MARCH 26, 1999
     FILE NO.: 333-75089

Ladies and Gentlemen:

     Reference is made to the above registration statement and Mr. Owings' letter dated February 17, 2005 concerning the status of the registration statement. The undersigned registrant seeks to withdraw the registration statement, including all exhibits thereto, because the registration statement related to a transaction pursuant to an agreement and plan of merger that was terminated in accordance with its terms in May 1999. No securities were sold in connection with the proposed offering.

     Please address any questions concerning this request to Margaret Calabrese at (610) 337-1000, extension 3133. Thank you.

                                                   UGI Corporation



                                               By: /s/ Margaret M. Calabrese
                                                   ----------------------------
                                                   Margaret M. Calabrese
                                                   Associate General Counsel and
                                                   Secretary